

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 7, 2011

via U.S. mail and facsimile

Michael T. Brigante, CFO
Homeland Security Capital Corporation
1005 North Glebe Road, Suite 550
Arlington, Virginia 22201

> **RE:** **Homeland Security Capital Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **Form 10-K/A No. 1 for the Fiscal Year Ended June 30, 2010**
> **Filed March 11, 2011**
> **Form 10-K/A No. 1 for the Fiscal Year Ended June 30, 2009**
> **Filed March 11, 2011**
> **Forms 10-Q for the Fiscal Quarters Ended September 30, 2010 and**
> **December 31, 2010**
> **File No. 0-23279**

Dear Mr. Brigante:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief